UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number: 001-34824

Ambow Education Holding Ltd.

12th Floor, Tower 1, Financial Street,

Chang’an Center, Shijingshan District, Beijing

100043

People’s Republic of China

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Other Information

On June 29, 2018, Ambow Education Holding Ltd. (the "Company"), issued a press release announcing that the underwriter of the previously announced public offering has exercised in full its option to purchase an additional 270,000 ADSs, at the public offering price of US$4.25 per ADS. The Company raised a total of approximately US$8.18 million in proceeds from the public offering, including the underwriters’ exercise in full of their over-allotment option, after deducting underwriting discounts and commissions, but before expenses.

A copy of the press release announcing the exercise of underwriter’s over-allotment option is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

Exhibit No.	Description

99.1	Press release dated June 29, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ambow Education Holding Ltd.

By:	/s/ Jin Huang
Name:	Jin Huang
Title:	President and Chief Executive Officer

Date: July 2, 2018